FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending February 07, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --






Issued: Thursday, 7th February 2008, London, U.K.


     Preliminary Results Announcement for the year ended 31st December 2007
         GSK reports 2007 Business Performance* EPS of 99.1p up 10% CER


Strong fourth quarter business performance EPS growth of 17% CER GlaxoSmithKline plc (GSK) today announces its unaudited results for the year ended 31st December 2007. The full results are presented under 'Income Statement' on pages 9 and 10, and are summarised below.





                                              FINANCIAL RESULTS*

                                           2007       Growth                          Q4 2007        Growth
                                           GBPm     CER%    GBP%                         GBPm      CER%   GBP%
Turnover                                 22,716        2     (2)                        5,974         -      -
Business performance*
    Operating profit                      7,931        8      2                         1,926        14     13
    Earnings per share                     99.1p      10      4                          24.4p       17     16

Total results
    Operating profit                      7,593        3     (3)                        1,588        (7)    (7)
    Earnings per share                     94.4p       5     (1)                         19.6p       (7)    (7)





Total results include restructuring charges of GBP338 million before tax for the quarter and full year.





                                        BUSINESS PERFORMANCE SUMMARY*


- GSK delivers 2007 business performance EPS up 10% CER - at high end of guidance

- 2007 dividend of 53p +10%; GBP6 billion of shares expected to be repurchased in 2008

- Industry-leading pipeline delivery in 2007, with 10 product approvals including Tykerb, Cervarix and Veramyst

- Sustained product flow expected - 13 new product opportunities currently filed with regulators, including: Promacta (USA), Rotarix (USA), Treximet
     (USA) and Synflorix (EU and International)

-    Late stage pipeline  enhancement  continues with 9 new phase III programmes
     started   in  last  12  months  -  34  key   assets   currently   in  phase
     III/registration

- Consumer Healthcare delivers strong 2007 performance, with sales up 14% to GBP3.5 billion

- In 2008, GSK expects that the impact of lower Avandia sales together with increased generic competition will lead to a mid-single digit percentage decline in business performance EPS, at constant exchange rates

- Currency - 2007 Sterling EPS growth adversely impacted by 6 percentage points due to currency movements

* Management reports business performance, a supplemental non-IFRS measure which excludes significant one-off restructuring charges, as it believes this is useful to an understanding of the Group's performance. 2007 business performance results exclude restructuring charges of GBP338 million before tax relating to the new Operational Excellence programme which commenced in October 2007.

     In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth. All commentaries are presented in terms of CER and compare 2007 business performance results with 2006 total results, unless otherwise stated. See 'Accounting Presentation and Policies' on page 23.

Commenting on GSK's performance for 2007 and outlook, JP Garnier, Chief Executive Officer, said: "Despite a significant setback on Avandia, good sales performance from other areas of our broad portfolio enabled GSK to deliver 10% EPS growth in 2007 - at the high end of our guidance.

The decline in Avandia sales, together with increased generic competition in the USA, will adversely impact our earnings in 2008, but looking ahead we remain confident in GSK's future. Our fast-growing vaccines business, the resurgence of our consumer healthcare division and the strong performance of many key pharmaceutical products are all providing contributions to growth. The momentum of our late-stage pipeline continues to enhance our business and is producing a significant renewal of our product line - last year GSK received a record 10 product approvals and this year expects regulatory decisions on more than 10 new product opportunities."



                                                 PHARMACEUTICAL UPDATE


     Total pharmaceutical turnover was level for 2007 at GBP19.2 billion. In the United States, turnover fell 3% to GBP9.3 billion for the year, due to a substantial reduction in Avandia sales and generic competition to Flonase, Wellbutrin XL, Zofran and Coreg IR.

    Turnover in Europe was up 2% to GBP5.7 billion, with good performances from Seretide, vaccines and newer products offsetting the impact of generic competition and continued pricing pressure from European governments. Turnover in International was GBP4.3 billion, up 6%, with good growth reported in Japan (sales +10% to GBP867 million).

Seretide/Advair sales up 10% to GBP3.5 billion

     Sales of Seretide/Advair, for asthma and COPD, rose 9% to GBP1.9 billion in the USA. In Europe, sales grew 9% to GBP1.2 billion and in International sales grew by 23% to GBP372 million, enhanced by its launch in Japan in June.

     GSK continues to see increased use of Seretide/Advair in the treatment of COPD and is in ongoing discussions with the FDA to expand the indication for use in this patient group, including assessment of data supporting a claim for reduction of exacerbations.

Vaccine sales up 20% to GBP2 billion driven by strong US performance

     Vaccine sales grew strongly across all regions with US sales up 44% for the year to GBP628 million, sales in Europe up 14% to GBP814 million and sales in International markets up 8% to GBP551 million.

     In the USA, sales of hepatitis vaccines grew 33% to GBP199 million, and sales of Infanrix/Pediarix, rose 23% to GBP196 million.

     GSK's  pre-pandemic  influenza vaccine achieved sales of GBP146 million for
     the  year  and   discussions   regarding   further  orders   continue  with
     governments.

     Sales   of  new   two-dose   vaccine,   Rotarix,   to   prevent   rotavirus
     gastroenteritis, doubled to GBP91 million in 2007 with strong growth in both Europe and International. In the USA, the FDA accepted the Rotarix file for review in August last year and GSK expects a response in the first half of this year.

     Cervarix, GSK's vaccine to prevent cervical cancer, has been approved in 51 countries around the world, and negotiations with governments regarding reimbursement and tender decisions are ongoing. Further licensing applications have been submitted in 27 countries including Japan, where the vaccine has been granted priority review. In the USA, the FDA issued a Complete Response letter in December, to the company's licence application made earlier in the year. GSK plans to submit a response to the FDA in the second quarter and will continue discussions with the agency regarding the application.


Avandia product group sales declined to GBP1.2 billion

     Sales of Avandia products, for the treatment of type 2 diabetes, fell 29% to GBP780 million in the USA, with fourth quarter sales down 55% to GBP130 million, following publication in May of a meta-analysis. Outside the USA, sales in Europe grew 4% for the year to GBP227 million, and in International markets, sales declined 7% to GBP212 million.

Other key pharmaceutical growth drivers delivered combined sales of GBP2.9 billion, up 25%

     Sales of Lamictal, for the treatment of epilepsy and bipolar disorder, grew 18% to GBP1.1 billion, driven by sales in the USA which were up 26% to GBP892 million. The company expects to respond to the FDA's approvable letter for Lamictal XR around mid-year.

     Sales of Valtrex, for herpes, rose 18% to GBP934 million, with US sales up 20% to GBP668 million, driven by increased use of the product for prevention of transmission. Sales in Europe grew 9% to GBP120 million and in International grew 13% to GBP146 million.

     Sales of Requip, for Parkinson's Disease/Restless Legs Syndrome, grew 36% to GBP346 million. Requip XL, a new once-daily formulation for Parkinson's Disease, has now been approved in 13 European countries and launched in 7 markets. Further European approvals are anticipated during 2008. In the USA, GSK expects a response from the FDA on its application for Requip XL during the first half of 2008.

     Avodart, for benign prostatic hyperplasia (enlarged prostate), continued to perform strongly with sales up 38% to GBP285 million for the year. Positive data from the CombAT study (assessing use of Avodart and the alpha-blocker, tamsulosin, as combination therapy) were recently published in the Journal of Urology. GSK has filed for a co-prescription indication in the USA, Europe and other International markets. A response is expected from the FDA during the second quarter of 2008.

     GSK's  co-promotion  income  for  Boniva/Bonviva,   the  only  once-monthly
     medicine for post-menopausal osteoporosis, was up 79% to GBP161 million.

     Arixtra, for deep vein thrombosis and pulmonary embolism, delivered strong growth with sales up 81% to GBP100 million. Sales grew strongly in Europe (up 70% to GBP39 million), following approval last year for the treatment of specific acute coronary syndromes (ACS). The ACS approval was supported by data showing that Arixtra had similar efficacy to Lovenox, but Arixtra patients had a significantly lower risk of bleeding and a significant mortality benefit compared to Lovenox. In the USA, GSK anticipates submitting a response to the FDA's approvable letter for a potential ACS indication in the first half of 2008.

Newly launched NCEs

     Tykerb/Tyverb, for breast cancer, achieved sales of GBP51 million for the year, with US sales of GBP36 million following successful launch of the product in March. In December, the EMEA granted a positive opinion for approval of Tyverb and a decision for approval from Japanese regulatory authorities is expected later this year.

     Veramyst/Avamys, for allergic rhinitis, generated sales of GBP21 million, following launch in the USA in June 2007. In January 2008, GSK received European approval for Avamys nasal spray to treat allergic rhinitis in adults and children. A licence application is currently under review with regulatory authorities in Japan.

     Altabax/Altargo, a first in class antibacterial for treatment of skin infections, recorded initial sales of GBP11 million following approval in 2007. As a novel topical antibacterial, Altabax/Altargo provides physicians with an effective new treatment option, requiring half as many doses in fewer days than other topical antibiotics, and has shown a low potential for the development of resistance.

Other products

     Total sales of HIV products were over GBP1.4 billion, down 1%. Competition to older products, Combivir (-10% to GBP455 million) and Epivir (-20% to GBP156 million), was partially offset by strong sales growth of new products Epzicom/Kivexa (+39% to GBP324 million) and Lexiva (+13% to GBP141 million).

     Sales of Relenza, an antiviral treatment for flu, were GBP262 million, more than double the prior year, driven primarily by one-off government orders for stockpiling against a possible flu pandemic.

     Sales of Imitrex/Imigran, for migraine were GBP685 million, up 3%, with sales growth in the USA (up 9% to GBP558 million) offset by the impact of generic competition in other regions.

     Sales of Coreg products, for heart disease, fell 18% to GBP587 million, following the introduction of generic competition to Coreg IR in September. Sales of Coreg CR, which was launched in March 2007, were GBP88 million.

     Other product sales affected by generic competition were Wellbutrin (-37% to GBP529 million), Flonase (-34% to GBP199 million) and Zofran (-77% to GBP196 million).

Fourth quarter pharmaceutical turnover down 2% to GBP5.0 billion

     Fourth quarter pharmaceutical performance was impacted by declining US turnover, which was down 8% to GBP2.3 billion adversely impacted by lower Avandia sales and generic competition to Coreg IR, Flonase, Wellbutrin XL and Zofran. In Europe, total pharmaceutical turnover grew 4% to almost GBP1.6 billion and in International markets rose 6% to GBP1.2 billion.



                                        PHARMACEUTICAL PIPELINE UPDATE

R&D pipeline progress

In 2007, GSK maintained momentum in delivering its late-stage pipeline, receiving 10 product approvals and filing 10 product applications. GSK currently has 13 new product opportunities filed with regulators. GSK also commenced 9 new phase III clinical development programmes in 2007 and now has 34 key assets in phase III/ registration.




2007 Approvals                       Products currently filed             2007 progressed into Phase III
Adoair (Japan)                       Avodart & alpha blocker co-Rx        belimumab* (LymphoStat B)
Altabax/Altargo* (USA & EU)          Cervarix (USA & Japan)               elesclomol*
Arixtra ACS (EU)                     Entereg POI*+                        GSK 1838262* (XP13512)
Arixtra VTE (Japan)                  H5N1 vaccine* (EU)                   MAGE-A3 therapeutic vaccine*
Atriance (EU)                        Kinrix (USA)                         MenACWY vaccine*
Cervarix* (EU)                       Lamictal XR (USA)                    ofatumumab* (RA)
Requip XL (EU)                       Lunivia* (EU)                        Promacta* (Hep C)
Tykerb* (USA & EU)                   Promacta* (USA)                      Tykerb + Armala* (IBC)
Veramyst* (USA)                      Requip XL (USA)                      Tykerb (Head & Neck)
Wellbutrin XL (EU)                   Rotarix (USA)
                                     Synflorix* (EU & Int'l)
                                     Treximet+
                                     Volibris* (EU)


*   Bold = NCEs (first launch in major market or currently in clinical development)
+   Additional data filed in 2007


Recent filings

     In December, GSK filed Promacta, an oral platelet growth factor therapy, with the FDA for the short-term treatment of chronic idiopathic thrombocytopenic purpura. Also in December, new data from the ongoing EXTEND study were presented at the American Society of Haematology meeting demonstrating that Promacta sustains increased platelet counts during long-term treatment. Following completion of an ongoing phase III study (RAISE), GSK intends to file Promacta for use as a long-term treatment during the second half of 2008.

     GSK filed Synflorix, for approval in Europe and International markets in December. With a dual mode of action against S. pneumoniae and non-typeable Haemophilus influenzae, Synflorix has the potential to protect children against invasive pneumococcal disease beyond that offered by current vaccines, and bacterial respiratory infections such as acute middle ear infections (otitis media).

     In January, additional supportive data for Treximet, a new treatment for acute migraine, were submitted to the FDA. Treximet is a combination of gold-standard migraine treatment, sumatriptan, and naproxen sodium in a single tablet designed to target multiple mechanisms of migraine with enhanced efficacy and duration of treatment response. A decision regarding the licence application for Treximet is expected from the FDA during the first half of 2008.

     An FDA Advisory Committee meeting was held in January to discuss use of Entereg for the management of post-operative ileus (POI). A decision from the FDA is expected in early February.


Q4 late-stage pipeline progress

     GSK1838262 - results from a second positive phase III trial demonstrating the potential of '262 as a treatment for Restless Legs Syndrome were announced last month. Additional phase III data are expected during the first quarter of 2008, with an FDA filing planned for the third quarter.

     Rezonic - positive data from two phase III trials in chemotherapy-induced nausea and vomiting were received in 2007 and GSK expects to file Rezonic for use in this indication and for the treatment of post-operative nausea and vomiting in 2008.

     ofatumumab - two phase III studies to assess use of ofatumumab to treat rheumatoid arthritis were initiated in November. In addition, a phase II study in diffuse large B-cell lymphoma commenced in December.

     Tykerb+Armala (pazopanib) - phase III trials commenced in December 2007 with an initial study evaluating use of the combination to treat women with metastatic inflammatory breast cancer. This will be the first trial of its kind to be conducted without the use of chemotherapy.

     elesclomol (formerly STA-4783) - progressed into phase III development for treatment of metastatic melanoma in November. In January 2008 elesclomol was granted US orphan drug designation for this indication.

     Horizon - during the fourth quarter, GSK advanced its development programme for a next-generation once daily combination product for the treatment of asthma into late-stage clinical trials. Large phase IIb asthma studies for '698, an inhaled corticosteroid, and '444, a long-acting beta agonist, were initiated with results expected during the second half of 2008.

     darapladib (LpPLA2 inhibitor for treatment of atherosclerosis) - phase II dose-ranging data will be presented at the American College of Cardiology meeting in March. Data from the IBIS 2 imaging study will shortly be submitted to a major medical journal.


Q4 acquisitions and collaborations

     In December, GSK acquired Reliant Pharmaceuticals and its portfolio of speciality medicines combating heart disease, including US marketing rights to Lovaza (omega-3-acid ethyl esters). Lovaza is the only prescription omega-3 medicine approved by the FDA for the treatment of adult patients with very high levels of triglycerides and generated net sales of GBP157 million, in 2007, representing an increase of 104% over 2006.

     GSK strengthened its oncology portfolio in December by exercising its option with Exelixis to develop XL880, a small molecule compound currently in phase II trials in patients with papillary renal cell carcinoma, gastric cancer and head and neck cancer.

     During the fourth quarter, GSK formed a number of worldwide strategic alliances to discover, develop and market candidate compounds. These include an alliance with OncoMed to develop novel antibody therapeutics to target cancer stem cells, Santaris to develop compounds based on unique locked nucleic acid technology against viral diseases and Galapagos to develop novel antibacterials and antivirals.



                                          CONSUMER HEALTHCARE UPDATE

Consumer Healthcare delivers strong 2007 performance with sales up 14% to nearly GBP3.5 billion

     Consumer Healthcare maintained strong growth momentum with total sales up 14% to nearly GBP3.5 billion. In the USA, sales grew 30% to GBP990 million. In Europe, sales grew 7% to GBP1.6 billion and, in International, sales grew 10% to GBP934 million.

     - Over-the-counter medicine sales grew 20% to GBP1.7 billion, with Panadol up 14% to GBP262 million and alli sales of GBP150 million since launch in the USA in June. Smoking Control products declined 6% to GBP314 million. Breathe Right and FiberChoice, added to the portfolio with the acquisition of CNS in December 2006, achieved combined sales of GBP81 million.

     - Oral care sales grew 8% to over GBP1 billion. Sales of Aquafresh were up 12% to GBP308 million, helped by the success of new Aquafresh White Trays. Sensodyne also grew strongly, up 16% for the year to GBP293 million, driven by a successful launch of Sensodyne ProNamel.

     - Nutritional healthcare products sales grew 9% to GBP716 million. Lucozade grew 16% to GBP347 million, and Horlicks grew 12% to GBP174 million. Ribena sales were down 7% to GBP156 million.




                                FINANCIAL REVIEW

Dividends

The Board has declared a fourth interim dividend of 16 pence per share resulting in a dividend for the year of 53 pence, a five pence increase over the dividend of 48 pence per share for 2006. The equivalent interim dividend receivable by ADR holders is 62.7264 cents per ADS based on an exchange rate of GBP1/$1.9602. The ex-dividend date will be 13th February 2008, with a record date of 15th February 2008 and a payment date of 10th April 2008.

Share buy-back programme

GSK repurchased GBP3,750 million of shares in 2007 of which GBP3,537 million are held as Treasury shares and GBP213 million have been cancelled. Share repurchases of GBP2.5 billion were made as part of the new GBP12 billion share buy-back programme announced in July 2007. A further GBP6 billion of repurchases under this programme are expected in 2008.

Operational Excellence

GSK  announced  in October 2007 a  significant  new GBP1.5  billion  Operational
Excellence programme to improve the effectiveness and productivity of its operations.

This new programme is expected to deliver annual pre-tax savings of GBP700 million by 2010. GSK expects to realise the majority of annual savings within the first two years of the programme, with approximately GBP350 million expected by 2008 and GBP550 million by 2009. These savings will partly mitigate the expected impact to 2008 earnings from generic competition and lower Avandia sales and the associated adverse impact on GSK's gross margin.

In Q4 2007, GSK has introduced a 3-column approach to the income statement. 'Business Performance' shows GSK's underlying results excluding restructuring costs related to the new Operational Excellence programme announced in October 2007 and significant acquisitions. There were no significant acquisition-related restructuring costs incurred in 2006 or 2007. The middle column shows restructuring costs and the 'Total' column shows the full IFRS statutory results.

One-off charges of GBP338 million before tax relating to the new Operational Excellence programme were recorded in Q4 2007.

Operating profit and earnings per share - full year

Business performance operating profit of GBP7,931 million increased by 8% in CER terms compared with 2006 and was above turnover growth of 2% in CER terms, reflecting lower SG&A and R&D costs and higher other operating income.


In the year, gains from asset disposals were GBP109 million (GBP169 million in 2006), costs for legal matters were GBP255 million (GBP333 million in 2006), fair value movements on financial instruments resulted in an income of GBP41 million (income of GBP29 million in 2006) and charges related to previous restructuring programmes were GBP92 million (GBP205 million in 2006). The business performance operating profit impact of these items was a GBP197 million charge in 2007 (GBP340 million charge in 2006).

Business performance profit after taxation increased by 8% in CER terms, in line with the increase in operating profit as a lower tax rate for the year was offset by higher net interest costs.

Business performance EPS of 99.1 pence increased 10% in CER terms (4% increase in sterling terms) compared with 2006. The adverse currency impact of 6 percentage points on EPS growth predominantly reflected the strength of sterling against the US dollar.

Total operating profit, including restructuring costs of GBP338 million, was GBP7,593 million and total EPS was 94.4 pence.

Operating profit and earnings per share - Q4 2007

Business performance operating profit of GBP1,926 million increased by 14% in CER terms compared with Q4 2006 and was above flat turnover growth, reflecting lower SG&A and R&D costs and higher other operating income.

Costs of goods increased to 25.6% (2006: 24.2%) reflecting unfavourable product and regional mix and one-off items including stock write-offs. Excluding one-off items, cost of goods was approximately 24.2% of turnover.

In the quarter, gains from asset disposals were GBP20 million (GBP3 million in 2006), costs for legal matters were GBP62 million (GBP81 million in 2006), fair value movements on financial instruments resulted in income of GBP51 million (GBP46 million income in 2006) and charges related to previous restructuring programmes were GBP43 million (GBP132 million in 2006). The business performance operating profit impact of these items was a GBP34 million charge in 2007 (GBP164 million charge in 2006).

Business performance profit after taxation increased by 12% in CER terms, which was slightly lower than the growth in operating profit and reflected higher net interest costs partly offset by a lower tax rate. Business performance EPS of
24.4 pence increased 17% in CER terms (16% increase in sterling terms) compared with 2006, benefiting from the movements highlighted in the previous paragraph.

Total operating profit for the quarter, including restructuring costs, was GBP1,588 million and total EPS was 19.6 pence.

Currencies

The 2007 results are based on average exchange rates, principally GBP1/$2.00, GBP1/Euro 1.46 and GBP1/Yen 235. The period-end exchange rates were GBP1/$1.99, GBP1/Euro 1.36 and GBP1/Yen 222. If exchange rates were to hold at the average January 2008 levels (GBP1/$1.99, GBP1/Euro 1.35 and GBP1/Yen 217) for the rest of the year, the positive currency impact on business performance EPS growth for the full-year would be around 3 percentage points.

Earnings guidance

In 2008, GSK expects that the impact of lower Avandia sales together with increased generic competition will lead to a mid-single digit percentage decline in business performance EPS, at constant exchange rates.

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company's updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:        UK Media                                             Philip Thomson      (020) 8047 5502
                                                                       Claire Brough       (020) 8047 5502
                                                                       Alice Hunt          (020) 8047 5502
                                                                       Joss Mathieson      (020) 8047 5502
                                                                       Gwenan White        (020) 8047 5502

                  US Media                                             Nancy Pekarek       (215) 751 7709
                                                                       Mary Anne Rhyne     (919) 483 2839

                  European Analyst / Investor                          David Mawdsley      (020) 8047 5564
                                                                       Sally Ferguson      (020) 8047 5543
                                                                       Gary Davies         (020) 8047 5503

                  US Analyst / Investor                                Frank Murdolo       (215) 751 7002
                                                                       Tom Curry           (215) 751 5419


Brand names appearing in italics throughout this document are trademarks of GSK or associated companies with the exception of Levitra, a trademark of Bayer, Bonviva/Boniva, a trademark of Roche, Entereg is a trademark of the Adolor Corporation in the USA and Vesicare, a trademark of Astellas Pharmaceuticals in many countries and of Yamanouchi Pharmaceuticals in certain countries, all of which are used under licence by the Group.

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the 'Business Review' in the company's Annual Report 2006.



                                                    INCOME STATEMENT
                                             Year ended 31st December 2007


                                                Business      Growth   Restructuring
                                             performance                        2007        Total        Total
                                                    2007                                     2007         2006
                                                    GBPm        CER%           GBPm          GBPm         GBPm
                                               ---------   ---------       ---------    ---------    ---------
Turnover:
Pharmaceuticals                                   19,233           -                       19,233       20,078
Consumer Healthcare                                3,483          14                        3,483        3,147
                                               ---------                   ---------    ---------    ---------
TURNOVER                                          22,716           2                       22,716       23,225

Cost of sales                                     (5,206)          6            (111)      (5,317)      (5,010)
                                               ---------                   ---------    ---------    ---------
Gross profit                                      17,510           1            (111)      17,399       18,215

Selling, general and administration               (6,817)         (2)           (137)      (6,954)      (7,257)
Research and development                          (3,237)         (3)            (90)      (3,327)      (3,457)
Other operating income                               475                                      475          307
                                               ---------                   ---------    ---------    ---------

Operating profit:
Pharmaceuticals                                    7,191           8            (334)       6,857        7,125
Consumer Healthcare                                  740          11              (4)         736          683
                                               ---------                   ---------    ---------    ---------
OPERATING PROFIT                                   7,931           8            (338)       7,593        7,808

Finance income                                       262                                      262          287
Finance expense                                     (453)                                    (453)        (352)
Share of after tax profits of associates              50                                       50           56
and joint ventures
                                               ---------                   ---------    ---------    ---------

PROFIT BEFORE TAXATION                             7,790           6            (338)       7,452        7,799

Taxation  (includes total overseas tax of
          GBP1,756 million (2006: GBP1,912        (2,219)                          77      (2,142)      (2,301)
          million)
Tax rate %                                          28.5%                                    28.7%        29.5%
                                               ---------                   ---------    ---------    ---------
PROFIT AFTER TAXATION FOR THE PERIOD               5,571           8            (261)       5,310        5,498
                                               ---------                   ---------    ---------    ---------

Profit attributable to minority interests             96                           -           96          109
Profit attributable to shareholders                5,475                        (261)       5,214        5,389
                                               ---------                   ---------    ---------    ---------
                                                   5,571                        (261)       5,310        5,498
                                               ---------                   ---------    ---------    ---------

EARNINGS PER SHARE                                  99.1p         10                         94.4p        95.5p
                                               ---------                   ---------    ---------    ---------

Diluted earnings per share                          98.3p                                    93.7p        94.5p
                                               ---------                   ---------    ---------    ---------





                                                    INCOME STATEMENT
                                         Three months ended 31st December 2007


                                                   Business      Growth   Restructuring
                                                performance                     Q4 2007       Total       Total
                                                    Q4 2007                                 Q4 2007     Q4 2006
                                                     GBPm        CER%           GBPm          GBPm          GBPm
                                                   ---------  ---------       ---------   ---------   ---------
Turnover:
Pharmaceuticals                                       5,047          (2)                      5,047       5,136
Consumer Healthcare                                     927          11                         927         823
                                                   ---------                  ---------   ---------   ---------
TURNOVER                                              5,974           -                       5,974       5,959

Cost of sales                                        (1,528)          5            (111)     (1,639)     (1,445)
                                                   ---------                  ---------   ---------   ---------
Gross profit                                          4,446          (1)           (111)      4,335       4,514

Selling, general and administration                  (1,686)        (13)           (137)     (1,823)     (1,934)
Research and development                               (953)         (2)            (90)     (1,043)       (980)
Other operating income                                  119                                     119         100
                                                   ---------                  ---------   ---------   ---------

Operating profit:
Pharmaceuticals                                       1,707          15            (334)      1,373       1,501
Consumer Healthcare                                     219           8              (4)        215         199
                                                   ---------                  ---------   ---------   ---------
OPERATING PROFIT                                      1,926          14            (338)      1,588       1,700

Finance income                                           52                                      52          83
Finance expense                                        (119)                                   (119)        (86)
Share of after tax profits of associates and             10                                      10          13
joint ventures
                                                   ---------                  ---------   ---------   ---------

PROFIT BEFORE TAXATION                                1,869          10            (338)      1,531       1,710

Taxation                                               (532)                          77       (455)       (505)
Tax rate %                                             28.5%                                   29.7%       29.5%
                                                   ---------                  ---------   ---------   ---------
PROFIT AFTER TAXATION FOR THE PERIOD                  1,337          12            (261)      1,076       1,205
                                                   ---------                  ---------   ---------   ---------

Profit attributable to minority interests                19                           -          19          24
Profit attributable to shareholders                   1,318                        (261)      1,057       1,181
                                                   ---------                  ---------   ---------   ---------
                                                      1,337                        (261)      1,076       1,205
                                                   ---------                  ---------   ---------   ---------

EARNINGS PER SHARE                                     24.4p         17                        19.6p       21.0p
                                                   ---------                  ---------   ---------   ---------

Diluted earnings per share                             24.2p                                   19.4p       20.8p
                                                   ---------                  ---------   ---------   ---------




                                                PHARMACEUTICAL TURNOVER
                                             Year ended 31st December 2007


                                                   Total                  USA            Europe     International
                                        ----------------     ----------------    --------------     -------------
                                          GBPm      CER%       GBPm      CER%     GBPm     CER%     GBPm     CER%
                                        ------     -----     ------     -----    -----    -----     ----    -----
RESPIRATORY                              5,032        5       2,377        4     1,772       4       883      10
Seretide/Advair                          3,499       10       1,891        9     1,236       9       372      23
Flixotide/Flovent                          621       (1)        284        3       161      (8)      176      (2)
Serevent                                   269       (4)         74       (7)      134      (5)       61       -
Flixonase/Flonase                          199      (34)         72      (60)       51       -        76       5

CENTRAL NERVOUS SYSTEM                   3,348       (2)      2,377       (1)      513     (14)      458       6
Seroxat/Paxil                              553       (6)        143      (12)      122     (19)      288       5
    Paxil IR                               400       (6)          7      (63)      122     (19)      271       4
    Paxil CR                               153       (4)        136       (6)        -       -        17      13
Wellbutrin                                 529      (37)        512      (38)        4     100        13     (13)
    Wellbutrin IR, SR                       75      (23)         63      (26)        2       -        10       -
    Wellbutrin XL                          454      (39)        449      (39)        2       -         3     (40)
Imigran/Imitrex                            685        3         558        9        89     (25)       38      (2)
Lamictal                                 1,097       18         892       26       145     (18)       60      13
Requip                                     346       36         238       46        91      11        17      64

ANTI-VIRALS                              3,028       13       1,494       19       870       1       664      13
HIV                                      1,442       (1)        637       (2)      612      (2)      193       5
Combivir                                   455      (10)        195      (11)      192     (12)       68      (1)
Trizivir                                   233       (9)        120       (8)       99     (13)       14       7
Epivir                                     156      (20)         53      (16)       67     (26)       36     (14)
Ziagen                                     109       (3)         45        2        37     (10)       27      (4)
Agenerase, Lexiva                          141       13          78       14        53      10        10      22
Epzicom/Kivexa                             324       39         142       23       149      54        33      74

Herpes                                   1,041       15         678       20       151       4       212       6
Valtrex                                    934       18         668       20       120       9       146      13
Zovirax                                    107       (8)         10        -        31     (11)       66      (7)

Zeffix                                     168        8          13        8        24       4       131       9
Relenza                                    262     >100         131        -        76      21        55    >100

METABOLIC                                1,514      (15)        895      (24)      294      15       325      (2)
Avandia products                         1,219      (22)        780      (29)      227       4       212      (7)
    Avandia                                877      (34)        592      (40)      113     (10)      172     (14)
    Avandamet                              292       49         147       85       111      20        34      35
    Avandaryl                               50       26          41       10         3       -         6    >100
Bonviva/Boniva                             161       79         115       49        45    >100         1       -




VACCINES                                 1,993       20         628       44       814      14       551       8
Hepatitis                                  529       14         199       33       235       3        95       8
Influenza                                  320       93         193     >100        93    >100        34     (19)
Infanrix/Pediarix                          543        9         196       23       275      (3)       72      26
Boostrix                                    66       15          40        5        19      27         7      75
Rotarix                                     91     >100          -         -        23    >100        68      79
Cervarix                                    10        -          -         -         9       -         1       -

CARDIOVASCULAR AND UROGENITAL            1,554        -         970       (2)      412       3       172       7
Coreg                                      587      (18)        581      (19)        -       -         6      17
    Coreg CR                                88        -          88        -         -       -         -       -
    Coreg IR                               499      (31)        493      (31)        -       -         6       -
Levitra                                     49       23          47       24         2     100         -       -
Avodart                                    285       38         175       44        86      23        24      56
Arixtra                                    100       81          55       88        39      70         6     100
Fraxiparine                                184      (12)          -        -       160     (12)       24     (17)
Vesicare                                    50       69          50       69         -       -         -       -

ANTI-BACTERIALS                          1,330       (1)        195       (3)      612      (3)      523       3
Augmentin                                  530       (6)         67      (23)      250      (7)      213       5

ONCOLOGY AND EMESIS                        477      (54)        272      (65)      139     (10)       66     (14)
Zofran                                     196      (77)         78      (88)       71     (34)       47     (21)
Hycamtin                                   119       10          70        6        42      21         7       -
Tykerb                                      51        -          36        -        13       -         2       -

OTHER                                      957        1          65      (18)      266       -       626       4
Zantac                                     168      (24)         33      (51)       42     (19)       93      (8)
                                        ----------------      ---------------   ---------------    --------------
                                        19,233        -       9,273       (3)    5,692       2     4,268       6
                                        ----------------      ---------------   ---------------    --------------



Pharmaceutical turnover includes co-promotion income.




                                                PHARMACEUTICAL TURNOVER
                                         Three months ended 31st December 2007


                                                   Total                  USA            Europe     International
                                        ----------------     ----------------    --------------     -------------
                                          GBPm      CER%       GBPm      CER%     GBPm     CER%     GBPm     CER%
                                        ------     -----     ------     -----    -----    -----     ----    -----
RESPIRATORY                             1,363         8        632         7       478       5      253       12
Seretide/Advair                           958        12        513         9       336      10      109       37
Flixotide/Flovent                         175         2         81         8        44       -       50       (6)
Serevent                                   71        (5)        19        (9)       35       -       17      (11)
Flixonase/Flonase                          32       (35)         1         -        12       -       19        -

CENTRAL NERVOUS SYSTEM                    899         1        637         1       133      (8)     129        9
eroxat/Paxil                              151        (7)        39       (18)       29     (23)      83        8
    Paxil IR                              112        (2)         5        33        29     (23)      78        7
    Paxil CR                               39       (18)        34       (22)        -       -        5       25
Wellbutrin                                130       (36)       125       (38)        1       -        4       25
    Wellbutrin IR, SR                      16       (32)        13       (41)        -       -        3       33
    Wellbutrin XL                         114       (36)       112       (37)        1       -        1        -
Imigran/Imitrex                           187        11        153        16        24      (8)      10       (9)
Lamictal                                  301        21        247        27        38     (10)      16       21
Requip                                     95        26         64        29        25      14        6       67

ANTI-VIRALS                               791        13        392        23       207      (7)     192       18
HIV                                       359        (1)       155        (4)      156       1       48        4
Combivir                                  108       (10)        45       (16)       45     (10)      18       13
Trizivir                                   56       (10)        28        (9)       25      (8)       3      (25)
Epivir                                     37       (16)        13        (7)       15     (22)       9      (20)
Ziagen                                     28        (4)        11         -         9     (10)       8        -
Agenerase, Lexiva                          36         9         19         -        14       8        3       67
Epzicom/Kivexa                             90        29         37        18        43      45       10       14

Herpes                                    283        19        184        24        41       6       58       13
Valtrex                                   255        23        181        26        33      11       41       20
Zovirax                                    28       (10)         3       (50)        8     (11)      17        -

Zeffix                                     42        (2)         3        33         6       -       33       (6)
Relenza                                    75      >100         41         -         4     (91)      30     >100

METABOLIC                                 321       (33)       166       (47)       79       7       76      (13)
Avandia products                          231       (44)       130       (55)       57      (5)      44      (28)
    Avandia                               160       (52)        99       (59)       25     (20)      36      (33)
    Avandamet                              64        (7)        26       (19)       31       7        7      (11)
    Avandaryl                               7       (57)         5       (71)        1       -        1        -
Bonviva/Boniva                             52        59         38        39        15    >100       (1)       -



VACCINES                                  634        18        204        29       258      24      172        1
Hepatitis                                 147        13         54        28        65       3       28       12
Influenza                                 174        62         99        68        56     (70)      19      (20)
Infanrix/Pediarix                         137        (2)        44        (4)       74      (4)      19       12
Boostrix                                   13       (28)         6       (54)        5       -        2        -
Rotarix                                    39        70          -         -         7    >100       32       60
Cervarix                                    9         -          -         -         9       -        -        -

CARDIOVASCULAR AND UROGENITAL             298       (31)       136       (51)      113       5       49       26
Coreg                                      23       (91)        23       (91)        -       -        -        -
    Coreg CR                               33         -         34         -         -       -       (1)       -
    Coreg IR                              (10)        -        (11)        -         -       -        1        -
Levitra                                    11         -         11         -         2       -       (2)       -
Avodart                                    83        36         49        44        26      26        8       17
Arixtra                                    29        43         16        42        11      57        2        -
Fraxiparine                                51        (9)         -         -        43      (9)       8      (11)
Vesicare                                   14        67         14        67         -       -        -        -

ANTI-BACTERIALS                           370         2         52        (5)      176       2      142        6
Augmentin                                 146        (2)        15       (36)       71       1       60        9

ONCOLOGY AND EMESIS                       100       (54)        45       (72)       38       9       17       (6)
Zofran                                     22       (88)        (7)        -        17     (24)      12      (21)
Hycamtin                                   31        11         17         -        12      25        2       50
Tykerb                                     19         -         12         -         5       -        2        -

OTHER                                     271         4         33        89        80      (4)     158       (2)
Zantac                                     43       (22)         7       (56)       11     (23)      25        -
                                        ----------------     ----------------   --------------    ---------------
                                        5,047        (2)     2,297        (8)    1,562       4    1,188        6
                                        ----------------     ----------------   ---------------   ---------------



Pharmaceutical turnover includes co-promotion income.


                                              CONSUMER HEALTHCARE TURNOVER
                                             Year ended 31st December 2007

                                                                                                 2007     Growth
                                                                                                 GBPm       CER%
                                                                                            ---------  ---------
Over-the-counter medicines                                                                      1,718         20
Analgesics                                                                                        410         11
Dermatological                                                                                    175         10
Gastrointestinal                                                                                  262          9
Respiratory tract                                                                                 244         45
Smoking control                                                                                   314         (6)
Natural wellness support                                                                          125         (3)
Weight management                                                                                 150          -

Oral care                                                                                       1,049          8
Nutritional healthcare                                                                            716          9
                                                                                            ---------  ---------
Total                                                                                           3,483         14
                                                                                            ---------  ---------


                                              CONSUMER HEALTHCARE TURNOVER
                                         Three months ended 31st December 2007


                                                                                              Q4 2007     Growth
                                                                                                 GBPm       CER%
                                                                                            ---------  ---------
Over-the-counter medicines                                                                        480         18
Analgesics                                                                                        106          9
Dermatological                                                                                     48         14
Gastrointestinal                                                                                   68          6
Respiratory tract                                                                                  83         41
Smoking control                                                                                    86        (15)
Natural wellness support                                                                           35          3
Weight management                                                                                  40          -

Oral care                                                                                         275          3
Nutritional healthcare                                                                            172          8
                                                                                            ---------  ---------
Total                                                                                             927         11
                                                                                            ---------  ---------





                                          FINANCIAL REVIEW - INCOME STATEMENT


Operating profit - business performance
                                                           2007                     2006                 Growth
                                         ----------------------     --------------------        ---------------
                                                           % of                     % of
                                              GBPm     turnover         GBPm    turnover          CER%     GBP%
                                            ------       ------       ------      ------         -----    -----
Turnover                                   22,716        100.0       23,225       100.0             2       (2)

Cost of sales                              (5,206)       (22.9)      (5,010)      (21.6)            6        4
Selling, general and administration        (6,817)       (30.0)      (7,257)      (31.2)           (2)      (6)
Research and development                   (3,237)       (14.3)      (3,457)      (14.9)           (3)      (6)
Other operating income                        475          2.1          307         1.3
                                            ------       ------       ------      ------         -----     ----
Operating profit                            7,931         34.9        7,808        33.6             8        2
                                            ------       ------       ------      ------         -----     ----


Business performance operating margin increased 1.3 percentage points, as sterling operating profit increased 2% while sterling turnover declined 2%.

Cost of sales as a percentage of turnover increased by 1.3 percentage points. At constant exchange rates, cost of sales as a percentage of turnover increased by
0.8 percentage points, reflecting unfavourable product and regional mix.

SG&A costs as a percentage of turnover decreased 1.2 percentage points compared with 2006.


R&D expenditure declined 0.6 percentage points reflecting lower charges related to old restructuring activity and lower impairment charges. Excluding these items, expenditure was in line with last year. Pharmaceuticals R&D expenditure represented 16.2% (2006: 16.7%) of pharmaceutical turnover.

Other operating income includes royalty income, equity investment disposals and impairments, product disposals and fair value adjustments to financial instruments. Other operating income was GBP475 million in 2007 (2006: GBP307 million). The increase is primarily due to higher royalty income (GBP216 million in 2007 compared with GBP94 million in 2006), favourable fair value movements on financial instruments (GBP41 million in 2007 compared with GBP29 million in 2006), and the Roche litigation settlement relating to carvedilol, partially offset by lower asset disposal profits.

Operating profit - total results

Total operating profit for 2007 was GBP7,593 million, up 3% CER, but down 3% in sterling terms compared with 2006. This included GBP338 million of restructuring charges under the new Operational Excellence programme; GBP111 million was charged to cost of sales, GBP137 million to SG&A and GBP90 million to R&D. There were no such charges in 2006.


Taxation

The charge for taxation on business performance profit, amounting to GBP2,219 million, represents an effective tax rate of 28.5% (2006 - 29.5%). The charge for taxation on total profit amounts to GBP2,142 million. The Group's balance sheet at 31st December 2007 included a tax payable liability of GBP826 million and a tax recoverable asset of GBP58 million.

The Group's main open tax issues are in the UK, the US, Canada and Japan.

GSK continues to be in dispute with HMRC primarily in respect of transfer pricing and Controlled Foreign Companies ('CFC') matters for the years 1994 to date. HMRC have not yet formalised claims in respect of these matters and GSK is seeking to resolve them in discussions with HMRC. There continues however to be a wide difference between the Group and HMRC positions, which may ultimately need to be settled by litigation.

Following its audit of the period 2001 to 2003, the IRS has in Notices of Proposed Adjustment challenged deductions arising from intercompany financing arrangements for those years, which the company disagrees with and will vigorously contest. GSK estimates that the IRS claim for tax and interest at 31st December 2007 net of federal tax relief for these years, is $680 million. GSK believes, supported by external professional advice, that this claim has no merit and that no adjustment is warranted. If, contrary to GSK's view, the IRS prevailed in its argument before a court, the company would expect to have an additional liability for the four year unaudited period 2004-2007 proportionate to its liability for the three year audited period 2001-2003. In the event that the company is not able to resolve this issue with the IRS, a court decision would not be expected before 2010.


Lower courts in Japan have upheld claims by the tax authorities for Yen 39 billion (GBP177 million) relating to Japanese CFC legislation. The company has paid and fully provided for the full tax but is pursuing a claim for refund to the Japanese Supreme Court. In Canada a court hearing in respect of transfer pricing in the early 1990s was completed in July 2007. GSK is still awaiting the court's judgement.

GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing and other taxation issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.


Weighted average number of shares

                                                                                              2007         2006
                                                                                          millions     millions
                                                                                          --------     --------
Weighted average number of shares - basic                                                    5,524        5,643
Dilutive effect of share options and share awards                                               43           57
                                                                                          --------     --------
Weighted average number of shares - diluted                                                  5,567        5,700
                                                                                          --------     --------


                                                                                           Q4 2007      Q4 2006
                                                                                          millions     millions
                                                                                          --------     --------
Weighted average number of shares - basic                                                    5,405        5,618
Dilutive effect of share options and share awards                                               38           51
                                                                                          --------     --------
Weighted average number of shares - diluted                                                  5,443        5,669
                                                                                          --------     --------


The number of shares in issue, excluding those held by the ESOP Trusts and those held as Treasury shares at 31st December 2007, was 5,375 million (31st December
2006: 5,603 million).




Dividends
                                                                              Paid/         Pence per
                                                                            payable             share        GBPm
                                                                            -------              ----        ----
2007
First interim                                                        12th July 2007                12         670
Second interim                                                    11th October 2007                12         667
Third interim                                                     10th January 2008                13         708
Fourth interim                                                      10th April 2008                16         860
                                                                                                 ----        ----
                                                                                                   53       2,905
                                                                                                 ----        ----
2006
First interim                                                         6th July 2006                11         619
Second interim                                                     5th October 2006                11         620
Third interim                                                      4th January 2007                12         671
Fourth interim                                                      12th April 2007                14         785
                                                                                                 ----        ----
                                                                                                   48       2,695
                                                                                                 ----        ----


The liability for an interim dividend is only recognised when it is paid, which is usually after the accounting period to which it relates. The third and fourth interim dividends for 2007 have not been recognised in these results.




                                       STATEMENT OF RECOGNISED INCOME AND EXPENSE


                                                                                               2007        2006
                                                                                               GBPm        GBPm
                                                                                               ----        ----
Exchange movements on overseas net assets                                                      425        (390)
Tax on exchange movements                                                                       21         (78)
Fair value movements on available-for-sale investments                                         (99)         84
Deferred tax on fair value movements on available-for-sale investments                          19         (15)
Exchange movements on goodwill in reserves                                                     (14)         31
Actuarial gains on defined benefit plans                                                       671         429
Deferred tax on actuarial movements in defined benefit plans                                  (195)       (161)
Fair value movements on cash flow hedges                                                        (6)         (5)
Deferred tax on fair value movements on cash flow hedges                                         2           2
                                                                                               ----        ----
Net gains/(losses) recognised directly in equity                                               824        (103)

Profit for the year                                                                          5,310       5,498
                                                                                               ----        ----
Total recognised income and expense for the year                                             6,134       5,395
                                                                                               ----        ----

Total recognised income and expense for the year attributable to:
Shareholders                                                                                 6,012       5,307
Minority interests                                                                             122          88
                                                                                               ----        ----
                                                                                             6,134       5,395
                                                                                               ----        ----





                                                     BALANCE SHEET


                                                                                 31st December      31st December
                                                                                          2007               2006
                                                                                          GBPm               GBPm
ASSETS                                                                                    ----               ----
Non-current assets
Property, plant and equipment                                                           7,821              6,930
Goodwill                                                                                1,370                758
Other intangible assets                                                                 4,456              3,293
Investments in associates and joint ventures                                              329                295
Other investments                                                                         517                441
Deferred tax assets                                                                     2,196              2,123
Derivative financial instruments                                                            1                113
Other non-current assets                                                                  687                608
                                                                                         ----               ----
Total non-current assets                                                               17,377             14,561
                                                                                         ----               ----
Current assets
Inventories                                                                             3,062              2,437
Current tax recoverable                                                                    58                186
Trade and other receivables                                                             5,495              5,237
Derivative financial instruments                                                          475                 80
Liquid investments                                                                      1,153              1,035
Cash and cash equivalents                                                               3,379              2,005
Assets held for sale                                                                        4                 12
                                                                                         ----               ----
Total current assets                                                                   13,626             10,992
                                                                                         ----               ----
TOTAL ASSETS                                                                           31,003             25,553
                                                                                         ----               ----
LIABILITIES
Current liabilities
Short-term borrowings                                                                  (3,504)              (718)
Trade and other payables                                                               (4,861)            (4,831)
Derivative financial instruments                                                         (262)               (40)
Current tax payable                                                                      (826)              (621)
Short-term provisions                                                                    (892)            (1,055)
                                                                                         ----               ----
Total current liabilities                                                             (10,345)            (7,265)
                                                                                         ----               ----
Non-current liabilities
Long-term borrowings                                                                   (7,067)            (4,772)
Deferred tax liabilities                                                                 (887)              (595)
Pensions and other post-employment benefits                                            (1,383)            (2,339)
Other provisions                                                                       (1,035)              (528)
Derivative financial instruments                                                           (8)               (60)
Other non-current liabilities                                                            (368)              (346)
                                                                                         ----               ----
Total non-current liabilities                                                         (10,748)            (8,640)
                                                                                         ----               ----
TOTAL LIABILITIES                                                                     (21,093)           (15,905)
                                                                                         ----               ----
NET ASSETS                                                                              9,910              9,648
                                                                                         ----               ----

EQUITY
Share capital                                                                           1,503              1,498
Share premium account                                                                   1,266                858
Retained earnings                                                                       6,475              6,965
Other reserves                                                                            359                 65
                                                                                         ----               ----
Shareholders' equity                                                                    9,603              9,386

Minority interests                                                                        307                262
                                                                                         ----               ----
TOTAL EQUITY                                                                            9,910              9,648
                                                                                         ----               ----



                                         RECONCILIATION OF MOVEMENTS IN EQUITY


                                                                                              2007        2006
                                                                                              GBPm        GBPm
                                                                                              ----        ----
Total equity at beginning of year                                                            9,648       7,570
Total recognised income and expense for the year                                             6,134       5,395
Dividends to shareholders                                                                   (2,793)     (2,598)
Shares issued                                                                                  417         316
Shares purchased and held as Treasury shares                                                (3,537)     (1,348)
Shares purchased and cancelled                                                                (213)          -
Consideration received for shares transferred by ESOP Trusts                                   116         151
Shares acquired by ESOP Trusts                                                                 (26)          -
Share-based incentive plans                                                                    237         226
Tax on share-based incentive plans                                                               4          21
Changes in minority interest shareholdings                                                       -           2
Distributions to minority shareholders                                                         (77)        (87)
                                                                                              ----        ----
Total equity at end of year                                                                  9,910       9,648
                                                                                              ----        ----




                                            FINANCIAL REVIEW - BALANCE SHEET


Net assets

The book value of net assets increased by GBP262 million from GBP9,648 million at 31st December 2006 to GBP9,910 million at 31st December 2007. This was attributable to a decrease in pension liabilities principally arising from an increase in the rate used to discount UK pension liabilities from 5.0% to 5.75%, a further special contribution to the UK pension schemes and some improvements in asset values, partially offset by changes in inflation and mortality rates. At 31st December 2007, the net deficit on the Group's pension plans was GBP156 million.

The carrying value of investments in associates and joint ventures at 31st December 2007 was GBP329 million, with a market value of GBP1 billion.

On 18th December 2007, GSK acquired all of the share capital of Reliant Pharmaceuticals Inc., a pharmaceutical company based in the USA, specialising in the development and marketing of speciality medicines to combat heart disease. The purchase price of GBP814 million, including acquisition costs, was represented by preliminary valuations of intangible assets of GBP613 million, other net liabilities of GBP149 million and goodwill of GBP350 million.

Equity

At 31st December 2007, total equity had increased from GBP9,648 million at 31st December 2006 to GBP9,910 million. The increase arose principally from retained earnings and actuarial gains on defined benefit pension plans in the year and was partially offset by further purchases of Treasury shares and shares purchased and cancelled.

At 31st December 2007, the ESOP Trusts held 134.6 million GSK shares against the future exercise of share options and share awards. The carrying value of GBP1,617 million has been deducted from other reserves. The market value of these shares was GBP1,721 million.

During the year, GSK repurchased GBP3,537 million of Treasury shares and purchased a further GBP213 million of shares for cancellation. At 31st December 2007, the company held 504.2 million Treasury shares at a cost of GBP6,683 million, which has been deducted from retained earnings.


                                                  CASH FLOW STATEMENT
                                             Year ended 31st December 2007


                                                                                           2007           2006
                                                                                           GBPm           GBPm
                                                                                            ----          ----
Profit after tax                                                                          5,310          5,498
Tax on profits                                                                            2,142          2,301
Share of after tax profits of associates and joint ventures                                 (50)           (56)
Finance income/expense                                                                      191             65
Depreciation and other non-cash items                                                     1,333          1,138
Increase in working capital                                                                (538)          (471)
Decrease in other net liabilities                                                          (308)          (272)
                                                                                            ----           ----
Cash generated from operations                                                            8,080          8,203

Taxation paid                                                                            (1,919)        (3,846)
                                                                                            ----           ----
Net cash inflow from operating activities                                                 6,161          4,357
                                                                                            ----           ----
Cash flow from investing activities
Purchase of property, plant and equipment                                                (1,516)        (1,366)
Proceeds from sale of property, plant and equipment                                          35             43
Purchase of intangible assets                                                              (627)          (224)
Proceeds from sale of intangible assets                                                       9            175
Purchase of equity investments                                                             (186)           (57)
Proceeds from sale of equity investments                                                     45             32
Share transactions with minority shareholders                                                 -           (157)
Purchase of businesses, net of cash acquired                                             (1,027)          (273)
Disposals of businesses and interests in associates                                           -              5
Investment in associates and joint ventures                                                  (1)           (13)
Interest received                                                                           247            299
Dividends from associates and joint ventures                                                 12             15
                                                                                            ----           ----
Net cash outflow from investing activities                                               (3,009)        (1,521)
                                                                                            ----           ----
Cash flow from financing activities
Increase in liquid investments                                                              (39)           (55)
Proceeds from own shares for employee share options                                         116            151
Shares acquired by ESOP Trusts                                                              (26)             -
Issue of share capital                                                                      417            316
Purchase of own shares for cancellation                                                    (213)              -
Purchase of Treasury shares                                                              (3,538)        (1,348)
Increase in long-term loans                                                               3,483              -
Repayment of long-term loans                                                               (207)             -
Net increase in/(repayment of) short-term loans                                           1,632           (739)
Net repayment of obligations under finance leases                                           (39)           (34)
Interest paid                                                                              (378)          (414)
Dividends paid to shareholders                                                           (2,793)        (2,598)
Dividends paid to minority interests                                                        (77)           (87)
Other financing cash flows                                                                  (79)            16
                                                                                            ----           ----
Net cash outflow from financing activities                                               (1,741)        (4,792)
                                                                                            ----           ----

Increase/(decrease) in cash and bank overdrafts in the year                               1,411         (1,956)

Exchange adjustments                                                                         48           (254)
Cash and bank overdrafts at beginning of year                                             1,762          3,972
                                                                                            ----           ----
Cash and bank overdrafts at end of year                                                   3,221          1,762
                                                                                            ----           ----

Cash and bank overdrafts at end of year comprise:
         Cash and cash equivalents                                                        3,379          2,005
         Overdrafts                                                                        (158)          (243)
                                                                                            ----           ----
                                                                                          3,221          1,762
                                                                                            ----           ----



                                                  CASH FLOW STATEMENT
                                         Three months ended 31st December 2007


                                                                                         Q4 2007       Q4 2006
                                                                                            GBPm          GBPm
                                                                                            ----          ----
Profit after tax                                                                          1,076          1,205
Tax on profits                                                                              455            505
Share of after tax profits of associates and joint ventures                                 (10)           (13)
Finance income/expense                                                                       67              3
Depreciation and other non-cash items                                                       413            251
Increase in working capital                                                                (165)           (11)
Increase in other net liabilities                                                            92              6
                                                                                            ----           ----
Cash generated from operations                                                            1,928          1,946

Taxation paid                                                                              (544)          (441)
                                                                                            ----           ----
Net cash inflow from operating activities                                                 1,384          1,505
                                                                                            ----           ----
Cash flow from investing activities
Purchase of property, plant and equipment                                                  (474)          (470)
Proceeds from sale of property, plant and equipment                                          12             11
Purchase of intangible assets                                                              (136)           (69)
Proceeds from sale of intangible assets                                                       2             (8)
Purchase of equity investments                                                              (28)           (22)
Proceeds from sale of equity investments                                                      -             10
Share transactions with minority shareholders                                                 -              1
Purchase of businesses, net of cash acquired                                               (794)          (256)
Disposals of businesses and interests in associates                                           -              2
Investment in associates and joint ventures                                                   -             (5)
Interest received                                                                            39            102
Dividends from associates and joint ventures                                                  1              2
                                                                                            ----           ----
Net cash outflow from investing activities                                               (1,378)          (702)
                                                                                            ----           ----
Cash flow from financing activities
Increase in liquid investments                                                              (20)            (6)
Proceeds from own shares for employee share options                                          12             31
Shares acquired by ESOP Trusts                                                              (26)             -
Issue of share capital                                                                       49             55
Purchase of own shares for cancellation                                                    (213)             -
Purchase of Treasury shares                                                              (1,208)          (534)
Increase in long-term loans                                                               2,500              -
Net increase in short-term loans                                                          1,181            135
Net repayment of obligations under finance leases                                           (10)            (7)
Interest paid                                                                               (99)          (167)
Dividends paid to shareholders                                                             (667)          (620)
Dividends paid to minority interests                                                         (8)            (6)
Other financing cash flows                                                                   (2)           116
                                                                                            ----           ----
Net cash inflow/(outflow) from financing activities                                       1,489         (1,003)
                                                                                            ----           ----

Increase/(decrease) in cash and bank overdrafts in the period                             1,495           (200)

Exchange adjustments                                                                         49            (46)
Cash and bank overdrafts at beginning of period                                           1,677          2,008
                                                                                            ----           ----
Cash and bank overdrafts at end of period                                                 3,221          1,762
                                                                                            ----           ----

Cash and bank overdrafts at end of period comprise:
         Cash and cash equivalents                                                        3,379          2,005
         Overdrafts                                                                        (158)          (243)
                                                                                            ----           ----
                                                                                          3,221          1,762
                                                                                            ----           ----



                                  RECONCILIATION OF CASH FLOW TO MOVEMENTS IN NET DEBT


                                                                                               2007       2006
                                                                                               GBPm       GBPm
                                                                                               ----       ----
Net debt at beginning of the year                                                           (2,450)    (1,237)

Increase/(decrease) in cash and bank overdrafts                                              1,411     (1,956)
Cash outflow from liquid investments                                                            39         55
Net increase in long-term loans                                                             (3,276)         -
Net (increase in)/repayment of short-term loans                                             (1,632)       739
Net repayment of obligations under finance leases                                               39         34
Exchange adjustments                                                                           (88)        (9)
Other non-cash movements                                                                       (82)       (76)
                                                                                               ----       ----
Increase in net debt                                                                        (3,589)    (1,213)
                                                                                               ----       ----
Net debt at end of the year                                                                 (6,039)    (2,450)
                                                                                               ----       ----


Short and long term borrowings have increased by approximately GBP5 billion as a result of the issuance of GBP2.5 billion under the EMTN programme in Q4 2007 and other borrowing arrangements, principally to fund the new GBP12 billion share buy-back programme announced in July 2007.



                          FINANCIAL REVIEW - CASH FLOW


Cash generated from operations was GBP8,080 million in 2007. This represents a decrease of GBP123 million compared with 2006. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital
expenditure  on  property,   plant  and  equipment  and  dividend   payments  to
shareholders, together amounting to GBP6,228 million. The purchase of businesses, principally Domantis and Reliant, cost GBP1,027 million, net of cash acquired. Receipts of GBP533 million arose from the exercise of share options:
GBP116 million from shares held by the ESOP Trusts and GBP417 million from the issue of new shares. In addition, GBP3,538 million was spent in the year on purchasing Treasury shares and GBP213 million on purchasing the company's shares for cancellation. Further issuances of GBP2.5 billion under the EMTN programme in Q4 2007 contributed to the increased cash position at 31st December 2007.



                                 EXCHANGE RATES


The results and net assets of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiaries, associates and joint ventures into Sterling and period-end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:



                                                                      2007         2006       Q4 2007     Q4 2006
Average rates:                                                        ----         ----          ----        ----
    GBP/US$                                                           2.00         1.85          2.03        1.94
    GBP/Euro                                                          1.46         1.47          1.40        1.50
    GBP/Yen                                                            235          215           229         227
Period-end rates:
    GBP/US$                                                           1.99         1.96          1.99        1.96
    GBP/Euro                                                          1.36         1.48          1.36        1.48
    GBP/Yen                                                            222          233           222         233


During 2007, average sterling exchange rates were stronger against the US Dollar and the Yen compared with 2006. Comparing 2007 period-end rates with 2006 period-end rates, Sterling was also stronger against the US Dollar but weaker against the Euro and the Yen.



                                  LEGAL MATTERS


The Group is involved in various legal and administrative proceedings; principally product liability, intellectual property, tax, anti-trust and governmental investigations and related private litigation concerning sales, marketing and pricing which are more fully described in the Legal proceedings note in the Annual Report.

At 31st December 2007, the Group's aggregate provision for legal and other disputes (not including tax matters described under 'Taxation' on page 15) was GBP1.2 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Developments since the date of the Annual Report as previously updated by the Legal matters section of the Results Announcements for the first, second and third quarters of 2007 include:


Intellectual property

With respect to the Group's application for re-issue of its combination patent for Advair, the US Patent and Trademark Office re-issued that patent in February 2008. The re-issued patent covering the pharmaceutical composition claims has the same September 2010 expiration date as the original composition patent and will be listed in the register of pharmaceutical patents maintained by the US Food and Drug Administration (FDA) (Orange Book).

In February  2008,  the Group  filed an action in the US District  Court for the
Eastern District of Pennsylvania against United Research Laboratories, Inc./Mutual Pharmaceuticals Company, Inc. in respect of the Group's patent relating to the crystalline salt form of carvedilol, the active ingredient in Coreg CR. URL/Mutual had filed an Abbreviated New Drug Application (ANDA) with the FDA with a certification of invalidity, unenforceability and non-infringement of the patents covering the crystalline salt form and delayed release technology used for manufacturing that product which expire in 2023 and 2016, respectively. FDA approval of that ANDA is stayed until the earlier of June 2010 or resolution of the patent infringement action but in no event can such approval issue prior to the expiration of the data exclusivity period in April 2010. The case is in its early stages.

In January 2008, the Group received a certification of invalidity, unenforceability and non-infringement from Barr Laboratories in respect of all three of its listed patents related to Avodart in connection with an ANDA filed by Barr. The basic patent covering the active ingredient in Avodart expires in November 2015; other patents covering the compound generically and its use to treat benign prostate hyperplasia (BPH) expire in September 2013. Upon filing of an infringement action later in February 2008, FDA approval of that ANDA would be stayed until the earlier of July 2010 or resolution of the patent infringement action.

In December 2007, Encysive Pharmaceuticals Inc., Mitsubishi Kasei Corporation and the Group filed an action in the US District Court for the Southern District of New York against Barr Laboratories, Inc. for infringement of Mitsubishi's pharmaceutical composition patent covering argatroban. Pursuant to a license from Mitsubishi, Encysive has developed argatroban for the treatment of heparin-induced thrombocytopenia and holds the New Drug Application approved by the FDA. Encysive has licensed the US marketing rights to argatroban to the Group. The Mitsubishi patent expires in June 2014. Barr had filed an ANDA with the FDA with a certification of invalidity, unenforceability and non-infringement of the Mitsubishi patent. FDA approval of that ANDA is stayed until the earlier of May 2010 or resolution of the patent infringement action. The case is in its early stages.

In November 2007, the Group filed an action in the US District Court for the District of Delaware against Teva Pharmaceuticals for infringement of one of its patents relating to Combivir. The patent, which covers the combination of AZT and lamivudine to treat HIV, expires in May 2012. Teva had filed an ANDA with the FDA with a certification of invalidity, unenforceability and non-infringement of that combination patent. Teva did not challenge two other patents relating to Combivir that expire in 2010 and 2016. The case is in its early stages.

Developments with respect to tax matters are described in 'Taxation' on page 15.




                      ACCOUNTING PRESENTATION AND POLICIES


This unaudited Results Announcement containing condensed financial information for the twelve and three months ended 31st December 2007 is prepared in accordance with the Listing Rules of the UK Listing Authority, IAS 34 'Interim Financial Reporting' and the accounting policies set out in the Annual Report 2006, except that the following new accounting standards and interpretations have been implemented in 2007:

-   IFRS 7 'Financial instruments: disclosures'
-   Amendment to IAS 1 'Capital disclosures'
-   IFRIC 9 'Reassessment of embedded derivatives'
-   IFRIC 10 'Interim financial reporting and impairment'.

None of these has had a material impact on the results of current or prior periods.

In Q4 2007, GSK has introduced a 3-column approach to the income statement. 'Business Performance' shows GSK's underlying results excluding restructuring costs related to the new Operational Excellence programme announced in October 2007 and significant acquisitions. There were no significant acquisition-related restructuring costs incurred in 2006 or 2007. The middle column shows restructuring costs and the 'Total' column shows the full IFRS statutory results.

Business performance, a supplemental non-IFRS measure, is the primary performance measure used by management, and is presented after excluding costs of the new Operational Excellence programme, which commenced in October 2007, of GBP338 million (GBP261 million after tax). Management believes that exclusion of these items provides a more useful comparison of the Group's performance for the periods presented. Total results include these items. The Group reported only total results for 2006.

In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER and compare 2007 business performance results with 2006 total results, unless otherwise stated.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of section 240 of the Companies Act 1985. The 2007 financial statements have not yet been delivered to the Registrar, nor have the auditors yet reported on them.

The income statement, statement of recognised income and expense and cash flow statement for the year ended, and the balance sheet at, 31st December 2006 have been derived from the full Group accounts published in the Annual Report 2006, which have been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.


Data for market share and market growth rates are GSK estimates based on the most recent data from independent external sources and, where appropriate, are valued in Sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.



                              INVESTOR INFORMATION



Announcement of Annual Results for 2007

This Announcement was approved by the Board of Directors on Thursday 7th February 2008.

The income statement, statement of recognised income and expense, and cash flow statement for the year ended 31st December 2007 and the balance sheet at that date, are subject to completion of the audit and may also change should a significant adjusting event occur before the approval of the Annual Report 2007 on 27th February 2008.

Financial calendar

The company will announce first quarter 2008 results on 23rd April 2008. The first interim dividend for 2008 will have an ex-dividend date of 30th April 2008 and a record date of 2nd May 2008. It will be paid on 10th July 2008.

Internet

This Announcement and other information about GSK are available on the company's website at: http://www.gsk.com.







SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date:  February 07, 2008                                  By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc